UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70621

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTSOURCED SOLUTIONS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 SPIDER LILY LANE
(No. and Street)

NAPLES	FLORIDA	34119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN PLOTYCIA (914) 262-1589
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Melissa P. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTSOURCED SOLUTIONS, LLC, as of June 30, 2022, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melissa Wilson
Signature

President & CEO
Title

Notary Public

JOSHUA C. WADSWORTH
Commission # HH 050856
Expires October 6, 2024
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTSOURCED SOLUTIONS, LLC

Statement of Financial Condition with Report of Independent Registered Public Accounting Firm

June 30, 2022

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AltSourced Solutions, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of AltSourced Solutions, LLC (the "Company") as of June 30, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

This is our initial year as the Company's auditor.
Abington, Pennsylvania
August 25, 2022

ALTSOURCED SOLUTIONS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2022

Assets		
Cash	$	23,699
Other current assets	$	643
Prepaid expenses		354
Total assets	$	24,696

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Due to Affiliate	$	620
Accounts payable and accrued expenses		9,000
Total liabilities		9,620
Member's equity		15,076
Total liabilities and Member's equity	$	24,696

The accompanying notes are an integral part of this financial statement.

ALTSOURCED SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENT
JUNE 30, 2022

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business:
AltSourced Solutions, LLC (the "Company"), a limited liability company, was organized in the State of Florida on September 16, 2020. In April 2021, the Company became a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the member's liability is limited to the member's investment.

Cash: The Company maintains its bank accounts in a high credit quality institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a proprietorship. Income or losses of the Company therefore flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates:
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory service related to capital raising activities and mergers and acquisition transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenue.

ALTSOURCED SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENT
JUNE 30, 2022

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):
The Company recognizes success fee revenues from capital raising services and merger acquisition advisory services upon the completion of a success fee based transaction as this satisfies the only performance obligation identified by the Company.

The Company recognizes certain retainer revenue from contracts with customers upon delivery of a list of possible participants to the transaction as this is the only performance obligation identified by the Company.

Date of Management's Review:
Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2 - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2022, the Company had net capital of $14,079, which was $9,079 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.68 to 1.00.

NOTE 3 - CONCENTRATIONS

Due to the nature of the Company's business, revenue will tend to be derived from a relatively small number of customers.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with its Parent, Wilson & Wilson Holdings, LLC. Under the agreement the Parent has agreed to assume certain expenses of the Company including rent, compensation, professional fees and general operating expenses. As of June 30, 2022 there is an amount due to the Parent in the amount of $620.

The Company has a related party owned by its Parent. The sister company is engaged in unregulated real-estate business transactions. There were no transactions between the related party and the Company during the fiscal year ended June 30, 2022.